EXHIBIT 12.1
RALPH LAUREN CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended	Fiscal Years Ended
	June 27, 2015	March 28, 2015	March 29, 2014	March 30, 2013	March 31, 2012	April 2, 2011
	(millions)
Earnings, as defined:
Income before provision for income taxes	$90	$987	$1,096	$1,089	$1,015	$825
Add:
Equity in losses of equity-method investees	3	11	9	10	9	8
Fixed charges	42	172	170	162	164	124
Subtract:
Income attributable to noncontrolling interests	—	—	—	1	—	—
Earnings available to cover fixed charges	$135	$1,170	$1,275	$1,260	$1,188	$957

Fixed Charges:
Interest expense	$4	$17	$19	$19	$22	$18
Interest component of rent expense	38	155	151	143	142	106
Total fixed charges	$42	$172	$170	$162	$164	$124

Ratio of earnings to fixed charges(a)	3.2	6.8	7.5	7.8	7.3	7.7

(a)	All ratios shown in the above table have been calculated using unrounded numbers.